UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 1)

CSX Corporation

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

126408103

(CUSIP Number)

Paul C. Hilal

Mantle Ridge LP

712 Fifth Avenue, Suite 17F

New York, NY 10019

646-762-8540

With a copy to:

Richard M. Brand

Braden K. McCurrach

Cadwalader, Wickersham & Taft LLP

200 Liberty Street

New York, NY 10281

212-504-5757

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126408103	Page 2

1	NAME OF REPORTING PERSON Mantle Ridge LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 364,851
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 364,851

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,851
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON PN

*

All percentage calculations set forth herein are based upon 777,644,212 shares of Common Stock outstanding as of October 17, 2019, as derived by subtracting the 4,692,334 shares of Common Stock repurchased by CSX Corporation (the “Issuer”) on October 17, 2019 (as reported in the Issuer’s Form 8-K filed on October 17, 2019) from 782,336,546 shares of Common Stock outstanding as of September 30, 2019 (as reported in the Issuer’s Form 10-Q filed on October 17, 2019).

CUSIP No. 126408103	Page 3

1	NAME OF REPORTING PERSON MR Argent Advisor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 364,738
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 364,738

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 364,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%*
14	TYPE OF REPORTING PERSON IA

*

All percentage calculations set forth herein are based upon 777,644,212 shares of Common Stock outstanding as of October 17, 2019, as derived by subtracting the 4,692,334 shares of Common Stock repurchased by the Issuer on October 17, 2019 (as reported in the Issuer’s Form 8-K filed on October 17, 2019) from 782,336,546 shares of Common Stock outstanding as of September 30, 2019 (as reported in the Issuer’s Form 10-Q filed on October 17, 2019).

CUSIP No. 126408103	Page 4

1	NAME OF REPORTING PERSON Paul C. Hilal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

Number of shares beneficially owned by each reporting person with	7	SOLE VOTING POWER 8,157
	8	SHARED VOTING POWER 3,439,441
	9	SOLE DISPOSITIVE POWER 8,157
	10	SHARED DISPOSITIVE POWER 3,439,441

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,447,598
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%*
14	TYPE OF REPORTING PERSON IN

*

All percentage calculations set forth herein are based upon 777,644,212 shares of Common Stock outstanding as of October 17, 2019, as derived by subtracting the 4,692,334 shares of Common Stock repurchased by the Issuer on October 17, 2019 (as reported in the Issuer’s Form 8-K filed on October 17, 2019) from 782,336,546 shares of Common Stock outstanding as of September 30, 2019 (as reported in the Issuer’s Form 10-Q filed on October 17, 2019).

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Original Schedule 13D”) filed with the SEC on October 26, 2018 with respect to the shares of common stock, par value $1.00 per share (the “Common Stock”), of CSX Corporation, a Virginia corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined in this Amendment shall have the meanings set forth in the Original Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Persons.

Preliminary Statement

On October 17, 2019 the Mantle Ridge Funds sold 3,453,894 shares of Common Stock and used the proceeds to repay obligations of the MR Borrowers under a secured credit facility. Immediately thereafter, the Reporting Persons effected a series of pro rata distributions of shares of Common Stock to direct and indirect owners of the Mantle Ridge Funds. No consideration was paid in connection with these distributions. Mr. Hilal contributed certain of the shares distributed to him to charitable organizations. After giving effect to these transactions, the Reporting Persons now beneficially own 3,447,598 shares of Common Stock representing approximately 0.4% of the outstanding shares of Common Stock. The Reporting Persons have no current intention to sell additional shares of Common Stock, although they reserve the right to do so in their discretion. Mr. Hilal continues to serve as a director and as Vice Chairman of the Board of the Issuer.

ITEM 1.	SECURITY AND ISSUER

Item 1 of this Schedule 13D is hereby amended and restated in its entirety:

This Schedule 13D relates to the Issuer’s common stock, par value $1.00 per share (the “Common Stock”). The principal executive offices of the Issuer are located at 500 Water Street, 15th Floor, Jacksonville, Florida 32202.

Mantle Ridge LP, a Delaware limited partnership (“Mantle Ridge”), beneficially owns an aggregate of 364,851 shares of Common Stock. representing approximately 0.0% of the outstanding shares of Common Stock. MR Argent Advisor LLC, a Delaware limited liability company (“MR Argent Advisor”), beneficially owns an aggregate of 364,738 shares of Common Stock, representing approximately 0.0% of the outstanding shares of Common Stock. Paul C. Hilal, a citizen of the United States of America, beneficially owns an aggregate of 3,447,598 shares of Common Stock, representing approximately 0.4% of the outstanding shares of Common Stock.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of this Schedule 13D is hereby amended and supplemented as follows:

Following the transactions reported on this Amendment the MR Borrowers are no longer parties to the Credit Agreement, and have no continuing obligations thereunder.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(c) and 5(e) of this Schedule 13D are hereby amended and restated in their entirety as follows:

(c) On October 17, 2019, as discussed in the Preliminary Statement above, the Reporting Persons caused the sale in a block trade of 3,453,894 shares of Common Stock at a price of $67.91 per share and effected a series of pro rata distributions of 34,490,589 shares of Common Stock to direct and indirect owners of the Mantle Ridge Funds, of which 31,155,823 shares went to Mantle Ridge Fund limited partners not affiliated with Mantle Ridge, certain Mantle Ridge employees and certain charitable organizations and the remainder continue to be beneficially owned by Mantle Ridge, MR Argent Advisor and Mr. Hilal.

(e) On October 17, 2019, following the transactions described in this Amendment, the Reporting Persons ceased to be beneficial owners of more than 5% of the Issuer’s outstanding Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is amended and supplemented as follows:

On October 17, 2019, the Mantle Ridge Funds cash-settled the previously reported total return equity swaps referencing an aggregate 639,439 shares of Common Stock and were paid an aggregate of $511,027 in connection therewith.

The sale of shares of Common Stock referred to in Item 5(c) in this Amendment was effected concurrently with the sale of an additional 20,007,777 shares of Common Stock by Mantle Ridge Fund limited partners not affiliated with Mantle Ridge.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 21, 2019

MR ARGENT ADVISOR LLC

By:	Mantle Ridge LP, its sole member
By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

MANTLE RIDGE LP

By:	Mantle Ridge GP LLC, its general partner
By:	PCH MR Advisor Holdings LLC, its managing member

By:	/s/ Paul C. Hilal
Paul C. Hilal
Sole Member

/s/ Paul C. Hilal
Paul C. Hilal